UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42820

TryHard Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

541-0056, 2 Chome 5−19, Kyutaromachi Chuo Ward, Osaka
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press release dated June 18, 2026: TryHard Holdings Expands Nationwide Presence with 23 Venues Across 13 Cities

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TryHard Holdings Limited

Date: June 25, 2026	By	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer and Executive Director

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